SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                         SCHEDULE 13D
             Under the Securities Exchange Act of 1934

                Harbor Town Holding Group I, Inc.
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          (Name of Issuer)

                   Common Stock, No Par Value
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    (Title of Class of Securities)

                          411561 10 3
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                         (CUSIP Number)

                          David M. Bovi
                  319 Clematis Street, Suite 804
                  West Palm Beach, Florida 33401
                         (561) 655-0665
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(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications on Behalf of Reporting Person)

                        February 2, 1998
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     (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d.1(b)(3) or (4), check the following
box [   ].

     Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

     * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (However, see the Notes.)

CUSIP No.     411561 10 3


1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification
    Nos. of Above Persons:

                    David M. Bovi


2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)

     (a)
     (b)



3)  SEC  Use  Only



4)  Sources  of  Funds  (See  Instructions):     AF



5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:       17,931,250 (1)
Shares Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  17,931,250 (1)
ing
Person
With               (10) Shared Dispositive Power      -0-



11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person:   17,931,250(1)



12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions)



13)  Percent  of Class  Represented  by  Amount  in Row  (11):  89.7%



14)  Type  of  Reporting  Person  (See  Instructions):   IN


(1) Includes 17,631,250 shares of common stock which Wheeler Group II, Inc. has the right to vote pursuant to its ownership of such shares. These 17,631,250 shares of common stock are attributable to Mr. Bovi by virtue of his position as an officer, director, and controlling shareholder of Wheeler Group II, Inc. See Items 2 and 3 herein for additional information with respect to this.

CUSIP No.     411561 10 3
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1)  Names  of Reporting  Persons/S.S. or I.R.S.  Identification
    Nos. of Above Persons:

         Wheeler Group II, Inc., a Florida corporation


2)  Check the Appropriate Box if a Member of a Group (See
    Instructions)

     (a)
     (b)



3)  SEC  Use  Only




4)  Sources  of  Funds  (See  Instructions):     WC/OO



5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)



6)  Citizenship  or  Place  of  Organization:     U.S.

Number of          (7)  Sole Voting Power:       17,631,250 (1)
Shares
Bene-
ficially           (8)  Shared Voting Power           -0-
Owned by
Each Report-       (9)  Sole Dispositive Power:  17,631,250 (1)
ing
Person
With               (10) Shared Dispositive Power     -0-



11)  Aggregate Amount Beneficially Owned by Each Reporting
     Person: 17,631,250(1)



12)  Check if the Aggregate Amount in Row (11) Excludes Certain
     Shares (See Instructions) [X]



13)  Percent  of Class  Represented  by  Amount  in Row  (11):  88.2%



14)  Type  of  Reporting  Person  (See  Instructions):   CO

(1) Does not include 300,000 shares of common stock which David M. Bovi, an officer and director and controlling shareholder of Wheeler Group II, Inc. owns individually. Wheeler Group II, Inc. disclaims beneficial ownership of these 300,000 shares. See Items 2 and 3 herein for additional information with respect to this.

Item 1. Security and Issuer

     This statement relates to the common stock, no par value ("Common Stock") of Harbor Town Holding Group I, Inc. (the "Issuer"). The principal executive offices of the Issuer are presently located at 324 Datura Street, Suite 303, West Palm Beach, Florida 33401.

Item 2.  Identity and Background

     This statement is jointly filed pursuant to Rule 13d-1(f) by David M. Bovi, an individual and Wheeler Group II, Inc. ("Wheeler"), a Florida corporation.

     Mr. Bovi is a director of the Issuer. Mr. Bovi is also a director, president and controlling shareholder of Wheeler, a privately held business consulting and holding corporation. Mr. Bovi's principal occupation is an attorney in the State of Florida. Mr. Bovi's business address is 319 Clematis
Street, Suite 804, West Palm Beach, Florida 33401.   This address is also
Wheeler's principal office and business address.

     Neither David M. Bovi nor Wheeler, during the last five (5) years has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     Neither David M. Bovi nor Wheeler, during the last five (5) years, has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgement, decree or final order enjoining final violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

     David M. Bovi is a citizen of the United States.


Item 3.  Source and Amount of Funds or Other Consideration

     On November 6, 1997, Wheeler entered into an agreement with the Issuer whereby Wheeler would receive 17,931,250 shares of Common Stock, 300,000 of which were to be issued in the name of David M. Bovi, in exchange for cash in the amount of $6,000 and Wheeler providing third party legal services valued at $25,000. The source of the cash was from Wheeler's working capital. On November 14, 1997, Wheeler issued an unsecured promissory note in the amount of $6,200 to Lincoln Consulters & Investors, Inc., a Florida corporation, in order to obtain working capital to purchase a portion of the 17,931,250 shares of Common Stock acquired.

Item 4.  Purpose of Transaction

     The purpose of the transaction was to grant control of the Issuer to Wheeler and to provide the Issuer with working capital and legal services in order to register the Issuer under Section 12(g) of the Securities Exchange Act of 1934. The 17,631,250 shares of Common Stock is now part of Wheeler's investment portfolio. Mr. Bovi is a Director of the Issuer, and along with other directors and officers of the Issuer, is seeking candidates for merger with or acquisition by the Issuer.

     Both Mr. Bovi and Wheeler reserve the right to actively pursue various proposals which could relate to or would result in:

     a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

     b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

     c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

     d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

     e. Any material change in the present capitalization or dividend policy of the Issuer;

     f. Any other material change in the Issuer's business or corporate structure;

     g. Changes in the Issuer's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

     h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

     i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act;

     j.     Any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

As of February 2, 1998, the aggregate number and percentage of class of securities identified pursuant to Item 1 beneficially owned by each person named in Item 2 may be found in rows 11 and 13 of the cover pages.

     The powers of the Reporting person identified in the preceding paragraph has relative to the shares discussed herein may be found in rows 7 through 10 of the cover pages.

     No transactions in the class of securities reported on were effected by any of the persons named in Item 5(a) during the past 60 days.

Item 6. Contracts, Arrangements, Understandings or Relationships with respect to the Securities of the Issuer.

    Except as set forth elsewhere in this Schedule 13D, there are no contracts, arrangements, understandings or relationships among the Persons named in Item 2 and between such persons and any other person with respect to any securities of the Issuer, including but not limited to the transfer of voting of any securities, finder's fees, joint ventures, loan or option agreements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

A.     Joint Filing Agreement between Wheeler Group II, Inc. and
       David M. Bovi.

B.     Stock Purchase Agreement between the Issuer and Wheeler
       Group II, Inc.

C.     Promissory Note in the amount of $6,200 dated November 14, 1997.


                            SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 9, 1998


     /s/David M. Bovi
     David M. Bovi, President
     Wheeler Group II, Inc.


     s/David M. Bovi
     David M. Bovi

[EXHIBIT A]
                             AGREEMENT

     THIS AGREEMENT ("Agreement") is entered into by and between David M. Bovi, an individual ("Bovi"); and Wheeler Group II, Inc., a Florida corporation ("Wheeler"), on February 2, 1998.

                              PREMISE

     WHEREAS, Bovi and Wheeler are required to file Schedule 13D, and amendments thereto, as promulgated under the Securities Exchange Act of 1934, as amended ("Exchange Act"), due to their beneficial ownership of Harbor Town Holding Group I, Inc., a Florida corporation ("Harbor"), in excess of 5% of the outstanding shares of Harbor.

     NOW THEREFORE, based on the foregoing premise, which is incorporated herein by this reference, and for and in consideration of the mutual covenants and agreements contained herein, and in reliance on the representations and warranties set forth in this Agreement, the benefits to be derived herein and for other valuable consideration, the sufficiency of which is hereby expressly acknowledged, the parties hereto agree as follows:

1. Bovi and Wheeler acknowledge that each are required to file Schedule 13D, and amendments thereto, as promulgated under the Exchange Act, due to their beneficial ownership in excess of 5% of the outstanding shares of Harbor and, in the interest of consolidation and efficiency, desire to file a single statement pursuant to Rule 13d-1(f) of the Exchange Act.

2. Bovi and Wheeler hereby consent to have a single Schedule 13D filed in a joint manner pursuant to Rule 13d-1(f) of the Exchange Act in fulfillment of the individual obligation of Bovi and the individual obligation of Wheeler to file Schedule 13D, and amendments thereto.

     IN WITNESS WHEREOF, the signatures of the parties hereto evidence their mutual assent and acceptance of the Agreement as of the date first set forth above.

     WHEELER GROUP II, INC.

     /s/David M. Bovi
     David M. Bovi, President

     David M. Bovi

     /s/David M. Bovi
     David M. Bovi, Individually

[EXHIBIT B]

                        SUBSCRIPTION AGREEMENT

     In consideration of the subscriptions of others, and for other lawful and sufficient consideration, the receipt of which is acknowledged, the undersigned subscribes to and agrees to purchase 17,931,250 shares of the common capital stock of Harbor Town Holding Group I, Inc. ("Harbor"), a Florida corporation (17,631,250 shares to be issued in the name of Wheeler Group II, Inc., a Florida corporation ("Wheeler") and 300,000 shares to be issued in the name of David M. Bovi), in exchange for (i) $6,000 cash, and
(ii) Wheeler purchasing $25,000 in pre-paid legal services on behalf of the Company to effectuate the legal aspects of a registration statement on Form 10SB under the Securities Exchange Act of 1934. (See Exhibit "A" attached hereto.) Notwithstanding the foregoing, the undersigned's subscription shall be contingent upon Harbor canceling (i) the June 5, 1997 assignment to Harbor of the $475,000 promissory note made to Net Lnnx, Inc. dated January 17, 1997 which Net Lnnx assigned to Harbor; and (ii) the June 6, 1997 addendum to the assignment of the promissory note entered into between Harbor and Net Lnnx, Inc. which suspended the June 5, 1997 assignment until an unspecified future date. The subscription may be accepted by the corporation at any time and the subscription price under this agreement shall be payable in full on demand by the corporation.

     The undersigned represents and agrees that Wheeler is a Florida corporation; that it is purchasing the securities subscribed for investment only, for its own account, and not with any view to resale; and that it understands that the securities will be issued, without registration, under exemptions in the federal and state securities laws which depend upon the intent represented and that the corporation will rely on the representation in issuing the securities without registration. The undersigned further agrees that the share certificates issued pursuant to this subscription, and any replacements may be marked with a legend to the effect that the securities cannot be sold or transferred without an opinion of counsel satisfactory to the corporation that neither the sale nor the proposed transfer constitutes a violation of any federal or state securities law.

     This subscription contains the entire contract between the subscriber and the company, and no agent or representative of the company or any other person has any power to change or alter the terms of this subscription.

Dated: November 6, 1997         Agreed to this 6th day of
                                November 1997


WHEELER GROUP II, INC.          HARBOR TOWN HOLDING GROUP I, INC.

By:/s/David M. Bovi             By:/s/Ronald W. Hayes, Jr.
David M. Bovi, President        Ronald W. Hayes, Jr., President

Exhibit A
                            Retainer Contract

     Agreement made November 6, 1997 between Wheeler Group II, Inc., a Florida corporation ("Wheeler"), Harbor Town Holding Group I, Inc., a Florida corporation ("Harbor"), and David M. Bovi, P.A., a Florida professional corporation ("Attorney").

1. Wheeler employs Attorney on behalf of Harbor to prepare Harbor's Form 10-SB Registration Statement pursuant to the Securities Exchange Act of 1934 for filing with the Securities Exchange Commission (the "Services").

2. Wheeler agrees to pay attorney for the Services a flat fee of $25,000, payable upon completion of the Services.

3. In consideration of payment, Attorney agrees to accept employment and to render the Services to Harbor at such time when Harbor so requests.

     The parties hereto agree to the foregoing as of the date first written above.


    WHEELER GROUP II, INC.


    /s/David M. Bovi
    David M. Bovi, President



    HARBOR TOWN HOLDING GROUP I, INC.


    /s/Ronald W. Hayes, Jr.
    Ronald W. Hayes, President


    DAVID M. BOVI, P.A.


    /s/David M. Bovi
    David M. Bovi, President

[EXHIBIT C]

                        PROMISSORY NOTE

West Palm Beach, Florida


Principal Amount: $6,200

Date: November 14, 1997


     Wheeler Group II, Inc., a Florida corporation (the "Maker"), for value received, promises to pay to the order of Lincoln Consulters & Investors, Inc., a Florida corporation (the "Payee"), at the office of the Payee at 810 Saturn Street, Suite 16-432, Jupiter, Florida 33477, or such other place that Payee may designate to Maker in writing from time to time the principal sum of Six Thousand Two Hundred Dollars ($6,200) payable with interest thereon from the date hereof computed on the basis of the actual number of days elapsed and a year of 360 days, at such rates as are hereinafter provided; said principal and interest to be paid without offset or deduction in lawful money of the United States of America which shall at the time of payment be legal tender in payment of all debts and dues, public and private, subject to the following terms and conditions:

     1. INTEREST RATE

     The principal amount hereof together with accrued unpaid interest shall bear interest, as adjusted at a rate calculated as provided herein. From the date hereof until maturity interest shall accrue at the rate of Eight Percent (8%) per annum.

     2. PAYMENTS AND MATURITY

          The principal, in the amount of Six Thousand Two Hundred Dollars ($6,200) and interest at the applicable interest rate is due upon the earlier to occur of the following: (i) the closing of a business combination between Harbor Town Holding Group I, Inc., Maker's majority owned subsidiary corporation, and a yet identified target business; or (ii) nine months from the date hereof.

3.      RIGHT TO PREPAY

     It is specifically agreed by Payee that Maker shall have the absolute right to prepay in whole, or in part, without premium or penalty, the indebtedness evidenced hereby, including all unpaid accrued interest. Any such prepayment shall be first applied to accrued interest with the remainder applied to the reduction of the principal balance hereof.

4.      NON-TRANSFERABLE

    Neither legal nor beneficial interest in this Promissory Note ("Note") or any rights hereunder shall be negotiated, assigned, sold nor in any way transferred by action of the Payee without the prior written consent of the Maker which shall not be withheld if Payee satisfies the Maker that the proposed transfer would not be in violation of federal or state securities or other laws. However, nothing herein shall preclude this Note and any rights hereunder from being bequeathed or descending in accordance with the laws of descent and distribution or from being pledged as security for a bona fide loan.

5.      GENERAL PROVISIONS

     (a) Late Charges.  If the payment is not received by Payee within five
(5) days of its due date, Maker shall pay Payee a late charge of five percent (5%) of the amount due and Payee shall not be obligated to accept said payment not accompanied by said additional amount.

     (b) Attorney's Fees. Maker promises to pay (in addition to the above principal and interest) all costs of collection, including reasonable attorney's fees if this Note is collected by or through an attorney at law.

     (c) Waiver. Maker, for itself, its heirs, legal representatives, successors and assigns, hereby expressly waives presentment for payment, demand, notice of demand, notice of dishonor, protest, notice of protest, diligence in collection, and all other notices of demands whatsoever with respect to this Note except as expressly provided for herein, and hereby consents to any and all indulgences granted by Payee, or any substitution, exchange or release of collateral permitted by Payee, all without in any way modifying, altering, releasing, affecting or limiting the validity of the indebtedness evidenced hereby or impairing any of Payee's rights following a default hereunder. No failure to accelerate the debt evidenced hereby by reason of default from time to time shall be construed (i) as a novation of this Note or as a reinstatement of the indebtedness evidenced hereby or as a waiver of such right of acceleration or of the right of Payee thereto to insist upon strict compliance with the terms of this Note, or (ii) to prevent the exercise of such right of acceleration or any other right granted hereunder or by the laws of the United States or any State thereof. Maker hereby expressly waives the benefit of any statute or rule of law or of equity now provided, or which may hereafter be provided, which would produce a result contradictory to or in conflict with the foregoing sentence. No extension of the time for payment of this Note, or any installment due hereunder, made by agreement with any person now or hereafter liable for the payment of this Note, shall operate to release, discharge, modify, change or affect the original liability of Maker under this Note, either in whole or in part, unless Payee agrees otherwise in writing. This Note may not be changed orally, but only by agreement in writing signed by the party against whom enforcement of any waiver, change, modification or discharge is sought.

     (d) Waiver and Requirement of Exemptions. Maker hereby waives and renounces for itself, its heirs, legal representatives, successors and assigns, all rights to the benefits of any statute of limitations and any moratorium, reinstatement, marshalling, forbearance, valuation, stay, extension, redemption, appraisement, exemption or homestead now provided, or which may hereafter be provided by the Constitution or laws of the United States of America or of any state thereof to and in all its property, real and personal, against the enforcement and collection of the obligations evidenced by this Note. Maker hereby transfers, conveys, and assigns to the Payee a sufficient amount of such homestead or exemption as may be set apart in bankruptcy, to pay this Note in full, with all costs of collection, and does hereby direct any trustee in bankruptcy having possession of such homestead or exemption to deliver to Payee a sufficient amount of property or money set apart as exempt to pay the indebtedness evidenced hereby, or any renewal hereof, and does hereby irrevocably appoint the Payee the attorney-in-fact for Maker to claim any and all homestead exemptions allowed by law.

     (e) Governing Law. This Note is intended to constitute a contract and shall be construed, interpreted and enforced in accordance with the laws of the State of Florida.

     (f) Time of Essence.  Time is of the essence of this Note.

     (g) Inurement. This Note shall bind and inure to the benefit of Maker and Payee and their respective heirs, executors, successors, assigns and legal representatives, whether by voluntary action or by operation of law.

     (h) Captions. The captions of the paragraphs of this Note are for convenience only and are not intend to be nor shall be construed as being a part hereof and shall not limit, expand or otherwise affect any of the terms hereof.

     SIGNED, SEALED AND DELIVERED, by Maker the day and year first set forth above.

WHEELER GROUP II, INC.

By:/s/David M. Bovi
   David M. Bovi, President



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